Fri 8/5/2022 3:31 PM

Nebel, Ryan P.

**RE: RMCF | Call**

To 'Schiffer, Michael D.'; Steele, Gabriel M.

Cc Van Derlaske, Rebecca L.; Ferrone, Joseph G.

Mike/Gabe,

That was a very strange call with you both hanging up abruptly and requesting a written proposal of something that has already been provided.

As was clear from my email on Monday, my clients proposed in writing entering into the same agreement that both parties had publicly agreed to, but swapping a mutually agreed nominee (proposed as Jill Sutton) in place of Mary Bradley after the company's public criticism of her. We have still not received a response to such written proposal, which remains our clients' written proposal.

As a reminder, based on the company's press release on July 22nd, the terms that both parties publicly agreed to are the following:

1. an increase in the size of the Board to seven directors
2. the appointment of one of AB Value/Radoff's nominees to the Board (subject only to such nominee agreeing to an interview with the Board as part of the Board's exercise of its duties)
3. a commitment to re-nominate that AB Value/Radoff nominee in 2023
4. a $600,000 reimbursement of AB Value/Radoff's expenses
5. AB Value/Radoff's agreement to a customary standstill to not run another proxy contest in 2023 and to dismiss AB Value's lawsuit in connection with the 2021 proxy contest

The terms above are also consistent with the agreement that we sent to you six days ago, which you have still not responded to.

My clients await a response.

Thanks,
Ryan

**Ryan Nebel**

**OLSHAN**